Changes in Affiliates (New Affiliate)

POSCO-NCR COAL Ltd. is a new affiliate company of the POSCO Group. POSCAN, an affiliate of POSCO, owns 100% percent of the total issued and outstanding shares of POSCO-NCR COAL Ltd.

Company to be affiliated:

• Company Name: POSCO-NCR COAL Ltd.

• Total Assets (KRW): 25,183,200,000

• Total Shareholders’ Equity (KRW): 25,183,200,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 25,183,200,000

• Current total number of affiliated companies: 140